

Mail Stop 4631

November 9, 2009

By U.S. Mail and Facsimile

Mr. Jon S. Pilarski
Chief Financial Officer
Skyline Corporation
2520 By-Pass Road
Elkhart, IN 46515

> **Re:** **Skyline Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed August 12, 2009**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2009**
> **File No. 001-04714**

Dear Mr. Pilarski:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2009

Business, page 4

Principal Products and Markets, page 4

1.   In future filings, please describe in greater detail the different types of products you offer within each segment. Further, we note that you refer readers to your website for further information on your products. In future filings, please revise to provide a materially complete description in the filing or incorporate this

information by reference in a manner permitted by Form 10-K. Refer to General Instruction G to Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies, page 21

Deferred Tax Assets

2.   In note 1 to your consolidated financial statements, you disclose that no federal valuation allowance was recorded in 2009 against the federal net deferred tax assets because you believe that based on your historical performance, you will more likely than not realize the benefits of your federal net deferred tax assets. In this regard, please expand your critical accounting policies, in future filings, to include a policy on deferred taxes. This disclosure should provide a discussion of the material assumptions you made in regard to your deferred taxes, as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination of whether your deferred tax assets were recoverable and how that evidence was weighted. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

Item 8. Financial Statement and Supplementary Data, page 24

General

3.   In future filings, please revise the notes to your financial statements to provide the disclosures required by paragraphs 19-22 of SFAS 115, as applicable, for your U.S. government securities that you have classified as held-to-maturity.

Note 2 – Commitments and Contingencies, page 29

4.   Please supplementally tell us how you account for the repurchase and resale of units.

Exhibit 31 – Section 302 Certifications

5.   In future filings, please omit the certifying individual's title in the introductory sentence of your certifications, as your officers should sign the certificates in a personal capacity.

Definitive Proxy Statement on Schedule 14A filed August 12, 2009

General

6.   We note the separate beneficial ownership tables set forth on pages 2 and 7. It appears the table on page 2 includes all directors and nominees for director, while the table on page 7 includes all 5% holders and officers that are not directors or nominees for director. In future filings, please revise to provide this information in the format required by Item 403(b) of Regulation S-K. In this regard, we note all directors and named executive officers must be presented together.

Election of Directors, page 1

7.   In future filings, please revise the biographies of your directors to provide their business experience for at least the past five years, including specific dates. Refer to Item 401(e) of Regulation S-K.

Base Salary, page 9

8.   We note that you consider "comparative salaries paid by other companies" in the industries in which you compete. In future filings, please provide the information required by Item 402(b)(2)(xiv) or explain to us why you are not engaged in benchmarking. Refer to Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Annual Incentive Bonuses, page 9

9.   In future filings, please further explain how you evaluate each named executive officer's individual performance in determining whether to award an annual incentive bonus. Please also provide quantitative disclosure of the target level of earnings before interest and taxes required to be met in order for each named executive officer to receive an annual bonus, as this target appear to be material to your decisions regarding the amount of annual bonus you pay to your named executive officers. If you believe that disclosure of this target is likely to cause you significant competitive harm, using the standards applicable to a request for confidential treatment under the FOIA, please explain supplementally and note that we may have additional comments. If in future filings, you omit this disclosure because of significant competitive harm, note that you may be requested to share your views with the staff, and in your filing, discuss how difficult it will be for you to achieve the target level or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Defined Contribution Profit Sharing Plan, page 11

10.   In future filings, please provide the tabular disclosure required by Item 402(h) of Regulation S-K.

Transactions with Management, page 14

11.   In future filings, please disclose the information about your policies and procedures for the review, approval or ratification of transactions with related persons. See Item 404(b)(1) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chambre Malone, Staff Attorney, at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief